LETTER TO SHAREHOLDERS

All amounts expressed are in U.S. dollars.

To Our Valued Shareholders:

Our focus is on generating customers and increasing our revenues. We are working toward accomplishing these goals by strengthening our executive team, aligning our Company resources, and increasing our partner channel efforts to identify and integrate ourselves more closely with our customers.

Revenues for the first quarter of fiscal 2003 were $724,000 compared to $1.7 million in the first quarter of fiscal 2002. Our revenue growth is still being impacted by the health of the overall telecommunications industry as customers continue to delay the transition between trials and commercial deployment. Approximately 70% of our total revenue this quarter is attributable to a Canadian customer on the path to commercial deployment of broadcast television services based on our middleware platform. The remainder of our revenue was generated from Kingston Vision and a European PTT delivered through one of our partners, Alcatel. Our net loss for the first quarter of fiscal 2003 was approximately $3.3 million, or $0.13 per basic share, compared to a net loss of $5.4 million, or $0.22 per basic share, in the first quarter of fiscal 2002.

The expense reductions from our cost containment efforts and restructuring initiatives implemented during fiscal 2002 have been fully realized. Our first quarter operating expenses were $3.9 million compared to $6.8 million in the first quarter of fiscal 2002, a decrease of $2.9 million or approximately 43%. The overall improvements continue to be the result of the numerous changes we made throughout the organization to streamline our operations and focus our energy on those areas directly related to customers.

Our cash position continues to be strong. At the end of the first quarter of fiscal 2003, we had $43.2 million in cash and short-term investments, compared to $46.0 million at February 28, 2002. One of our highest priorities is to manage our cash resources through to profitability as we focus our efforts on stimulating market development, adding new customers and increasing revenues.

The customer activity being generated through our partner channels is very encouraging. ImagicTV and its partners have created a one-stop-shop for customers based on a collaborative approach to solving customer applications. We are seeing an increased interest in prospective channel partners as well.

New niche applications, such as video on demand and broadcast television programming to the personal computer, are being leveraged with prospective customers. There is also an opportunity for video on demand in the hospitality market and we are exploring this application with a prospective customer.

Market trends are encouraging as broadband deployment continues to grow. We are pleased with the progress we have made through our partner channels and are equally excited about the new and evolving applications for our software.

Thank you for your continued support of ImagicTV.

Gerald L. Pond
Chief Executive Officer
July 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in our annual report for the year ended February 28, 2002 and the unaudited consolidated financial statements as of and for three months ended May 31, 2002 and May 31, 2001 and accompanying notes appearing elsewhere in this report. All financial information is presented in U.S. dollars unless otherwise noted.

Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary materially from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements."

OVERVIEW

We are a provider of infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over broadband networks. We were incorporated in December 1997 and began operations in January 1998. We delivered our initial DTV Manager software product to NBTel, our first customer, in December 1998.

Current Developments

Nasdaq

We were informed on March 6, 2002 that our shares were not in compliance with the $1 minimum closing bid price continued listing requirement on The Nasdaq National Market and were given a 90 day grace period to correct the situation. During this time we applied for a transition to The Nasdaq SmallCap Market, which would provide us with a total possible 360 day grace period, from March 6, 2002, by which to have our share price regain compliance with the continued listing requirement of a $1 minimum closing bid price for ten consecutive trading days. Our application to transfer to The Nasdaq SmallCap Market was accepted and our shares began trading on that exchange on June 7, 2002.

On September 3, 2002, if our shares have not met the ten consecutive trading days at the $1 minimum closing bid price continued listing requirement, our listing status on The Nasdaq SmallCap Market will be subject to review. At that time, Nasdaq Staff will determine if we meet one of three of the Nasdaq SmallCap Market initial listing requirements. If we meet one of these requirements, we will be afforded an additional 180 day grace period to regain compliance with the $1 minimum closing bid price under Nasdaq's continued listing rules. We currently comply with and believe we will continue to comply with the initial listing requirement for shareholder's equity of at least $5.0 million. We believe, therefore, that we will be afforded the additional 180 day grace period by Nasdaq, during which our share price must meet the $1 minimum closing bid price continued listing requirement or our listing status will be subject to review.

Aliant

On June 18, 2002 Aliant, one of our commercially deployed customers and our largest shareholder, announced that they would no longer sell their VibeVision branded digital television service, which uses our DTV Manager software platform to deliver broadcast television programming to a set top box which is then viewed on a television set. Instead they will offer Bell Canada's ExpressVu branded digital television service, taking advantage of Bell's significant investment in satellite broadcast television infrastructure. We continue to work with Aliant in the development of video-on-demand and other interactive digital services delivered to the personal computer.

Aliant's decision does not have a material impact on our revenue as we received advance non-refundable royalty fee payments from them, prior to their shift in strategy. Our other customers continue to use our DTV Manager software platform to deliver digital television services. We continue to develop additional applications, such as video-on-demand and time shifted television, on our platform to enable the delivery of services to television sets and other consumer devices.

Sources of Revenues and Revenue Recognition Policy

Typically, there are several phases that our customers go through prior to proceeding with a commercial launch with ImagicTV. The first phase is the lab trial where we typically do not generate royalty or license revenues. It is during this time that a customer evaluates the technology as it is installed on its own network, for internal purposes only. We provide technical assistance and consulting services for these evaluations as necessary.

The second phase generally involves a market trial, during which the service is provided to a limited number of "subscribers" who agree to test the service. During the market trial a service provider assesses its market and product and tries to fine-tune its offerings and services. We expect to recognize primarily professional services revenues during market trials because they are significant undertakings during which time our customers typically engage us in technical and other consulting services. This is the final phase prior to moving to a commercial deployment.

The final phase is commercial deployment of digital television and other interactive media services. Commercial license agreements are entered into at the start of this phase and include license fees, subscriber royalty fees and ongoing annual maintenance fees. The current trend has been for us to offer a lower upfront incremental license fee based on the total number of households passed by the service provider. This license fee is structured typically to be paid over the length of the contract to lower the cost of entry into the market for our customers. We also offer our customers the option to pay one-time subscriber royalties in increments or they may elect to pay ongoing subscriber royalties. Different revenue arrangements provide for different payment arrangements for competitive business reasons.

In the past, our license agreements provided for an initial license fee and a one-time subscriber-based royalty fee. In early 2000, we began structuring our license agreements to include both an initial license fee, based on the number of households located in the geographic area under the license, and an on-going monthly subscriber-based royalty fee. We expect future license agreements to be flexible, for competitive reasons, and may use either type of subscriber royalty fee arrangement.

Services revenues are comprised of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues are typically equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions" and Section 3400 of the Canadian Institute of Chartered Accountants Handbook. Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

     .    we have signed a license agreement with the customer;

     .    we have delivered the software product to the customer;

     . the amount of the fees to be paid by the customer is fixed or determinable; and

     .    we believe that collection of these fees is probable.

We generally negotiate formal license agreements with our customers. Each of our commercial license agreements includes provisions for us to receive both an up-front license fee and royalties. Generally, service providers pay these royalty fees either in the form of a non-refundable one-time royalty payment for a pre-set number of subscribers, a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each month. Non- refundable one-time royalty payments for a fixed number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and we have no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

We often negotiate license agreements that allow for the payment of the initial license fee to be made in future instalments over a period of less than a year. Revenues recognized in advance of the instalments being due are recorded as an instalment receivable in the balance sheet.

Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services are recognized upon performance of the related services.

Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable based on vendor-specific objective evidence of fair value. For arrangements where we cannot establish vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, we use the residual method to recognize revenue. Under the residual method, for arrangements where we can establish vendor-specific objective evidence for all undelivered elements, which are typically service and maintenance, we allocate that value to the revenue relating to the undelivered elements and record the remaining value of the contract as license revenue.

We expect that a majority of our revenues will be generated in U.S. dollars for the foreseeable future and that most of our expenses, including labour costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected.

RESULTS OF OPERATIONS

Three months ended May 31, 2002 (first quarter, fiscal 2003) compared to the three months ended May 31, 2001 (first quarter, fiscal 2002).

Revenues

Our total revenues decreased to $724,000 for the three months ended May 31, 2002 from $1.7 million for the three months ended May 31, 2001.

License Fees. Our license fee revenues were zero for the three months ended May 31, 2002 versus $522,000 for the three months ended May 31, 2001. We did not enter into any commercial licenses to generate license fees revenues in the first quarter of fiscal 2003.

Royalty Fees. Our royalty fee revenues increased to $491,000 for the three months ended May 31, 2002 from $82,000 for the three months ended May 31, 2001. The increase was the result of non-refundable fixed subscriber fees paid by Saskatchewan Telecommunications (SaskTel) in anticipation of their commercial launch. The remainder is from Kingston Vision for their commercially deployed service. We have three commercially deployed customers at May 31, 2002.

Services. Our services revenues decreased to $233,000 for the three months ended May 31, 2002 from $1.0 million for the three months ended May 31, 2001. The decrease is primarily due to a decrease in the activities for our customers as they remain in market trials pending a decision to move forward with a commercial deployment. Also included in our services revenues for the three months ended May 31, 2002 is $135,000 in maintenance fees from our commercially licensed customers compared to $243,000 for the three months ended May 31, 2001.

Cost of Revenues

Cost of revenues decreased to $429,000 for the three months ended May 31, 2002 from $810,000 for the three months ended May 31, 2001. The decrease reflects a decrease in customer service and professional services staff to 19 at May 31, 2002 from 26 at May 31, 2001 and the reduced professional services and customer service staff expense allocated to cost of revenues as they devoted their efforts to sales and marketing activities.

Operating Expenses

We undertook a restructuring in November 2001 which resulted in a significant reduction in staff. The full benefit of the cost reductions associated with the decreased staff size is fully realized in the three months ended May 31, 2002 compared to the three months ended May 31, 2001 as indicated in the following information.

Sales and Marketing. Sales and marketing expenses decreased to $1.5 million for the three months ended May 31, 2002 from $3.0 million for the three months ended May 31, 2001. The decrease reflects a decrease in staff to 10 in sales and 19 in marketing at May 31, 2002 from 23 in sales and 32 in marketing at May 31, 2001 and a decrease in marketing events as we focus on fewer, but more specific, activities that we believe have a higher likelihood to turn into revenue generating opportunities. These activities included attendance at the NAB2002 conference in Las Vegas in May 2002, which is the world's leading conference and exhibition for digital communications technologies. Also included are fees for public relations activities.

Research and Development. Research and development expenses decreased to $1.5 million for the three months ended May 31, 2002 from $2.3 million for the three months ended May 31, 2001. The decrease reflects a decrease in staff to 62 at May 31, 2002 from 106 at May 31, 2001 and the streamlining of our products and processes that was implemented during our fourth quarter of fiscal 2002.

General and Administrative. General and administrative expenses decreased to $946,000 for the three months ended May 31, 2002 from $1.5 million for the three months ended May 31, 2001. The decrease reflects a decrease in staff in our finance, human resources and corporate operations departments to 17 at May 31, 2002 from 23 at May 31, 2001. Other savings resulted from a reduction in legal fees related to customer activity, a centralizing of financial operations and a reduction in facilities expenses associated with the closing of our Dallas office.

We remain committed to manage prudently our resources.

Non-Cash Operating Expenses

The following non-cash operating expenses have been incorporated in the operating expense categories to which they relate.

Depreciation. Depreciation increased to $500,000 for the three months ended May 31, 2002 from $436,000 for the three months ended May 31, 2001. The increase is due to higher capital investments made last year in computer and other equipment and leasehold improvements where the depreciation is now being realized.

Stock-based Compensation. Stock-based compensation expenses decreased to $42,000 for the three months ended May 31, 2002 from $192,000 for the three months ended May 31, 2001. The reduction is due primarily to the reduced amount of deferred stock-based compensation after the majority of the deferred expense was retired following the resignation of an executive during the fourth quarter of fiscal 2002. The deferred stock-based compensation represents the difference between the exercise price of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is amortized on a straight-line basis over the vesting periods of the options.

Other Income

Interest income decreased to $179,000 for the three months ended May 31, 2002 from $666,000 for the three months ended May 31, 2001. The decrease is the result of both lower average interest rates and the reduction of available fund balances resulting from the use of cash to fund our operations over the course of the year, a difference of $13.1 million, period to period.

Net Loss

Our net loss decreased to $3.3 million for the three months ended May 31, 2002 from a loss of $5.4 million for the three months ended May 31, 2001. Our net loss per share decreased to $0.13 per share at May 31, 2002 from a loss of $0.22 per share at May 31, 2001. The decrease is primarily attributable to the staff reductions resulting from our November 2001 restructuring and the management of expenses during this period of delayed revenues.

Liquidity and Capital Resources

At May 31, 2002 we had available funds of $43.2 million compared to $56.3 million at May 31, 2001.

Our cash used in operating activities for the three months ended May 31, 2002 was $2.4 million, compared to $3.7 million for the three months ended May 31, 2001. The cash used during the three months ended May 31, 2002 was primarily to fund our research and development and sales and marketing efforts.

Our cash used in investing activities, before the purchase or sale of temporary investments, was $411,000 for the three months ended May 31, 2002 compared to $647,000 for the three months ended May 31, 2001. Cash used in investing activities reflects purchases of software used in our architecture and development activities.

Our cash from financing activities was $5,000 for the three months ended May 31, 2002 from the exercise of options compared to the use of $70,000 for the three months ended May 31, 2001 for expenses related to our initial public offering in November 2000.

In the current marketplace the timing of the generation of revenue is an uncertainty and is dependent upon our customers' decisions to move forward with a commercial deployment of services based on our software products. To provide the most conservative estimate, which assumes revenue is at zero or a very nominal amount, we anticipate that we have sufficient cash resources to fund operations for approximately the next 24 months from May 31, 2002. If our expenses vary greatly from those that are currently expected, we may need to raise additional capital to fund our operations prior to the end of this 24 month period. In addition, if revenues are not timely generated to the extent necessary to fund operations beyond such 24 month period, we may also be required to raise additional capital to fund our operations. We may attempt to obtain this additional capital through the sale of debt or equity securities or borrowings under secured or unsecured loan arrangements. We can provide no assurance that such capital or financing, if necessary, will be available in a timely manner or on satisfactory terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Industry Risk

The telecommunications industry continues to experience significant economic pressure on revenues, earnings and return on investment. In response, telecom companies have made significant reductions in capital spending and are expected to continue this in the short term in many areas of their business including new and emerging services. As a result, we have experienced a longer sales cycle as our customers continue to delay their decision to move from market trials to commercial deployments. This has impacted our ability to earn license revenues which are primarily earned from our customers' commercial deployments.

Because the pressure on revenues for telecom companies is so great, we expect that they will continue market trials in the next 18 months to explore new avenues of generating additional revenues over existing infrastructure. If the current economic conditions continue, however, our customers could continue to delay their move from the market trial stage to commercial deployment until such time as the industry economics improve. Accordingly, our license fee and royalty fee revenues may be significantly delayed, may be less than previously anticipated or may not significantly materialize if customers or potential customers direct their capital spending to areas other than video deployment.

Impact of Interest Rate Exposure

As of May 31, 2002 we had approximately $43.2 million in available funds. A significant portion of the cash earns interest at variable rates. Our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates declined over the previous year and a half and as a result we anticipate our average yield earned on surplus funds in fiscal 2003 to be lower than yields earned in fiscal 2002. We do not anticipate this situation to have any short-term material adverse impact on our cash position or financial condition.

Impact of Foreign Exchange Rate Exposure

We continue to expect the majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could affect our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact on our operating results. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short-term investment portfolio in Canadian dollar denominated instruments.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS:

This report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our strategy and plans, our efforts to develop and enhance our products, our expected sources of revenues, our future expected costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievements and are subject to risks, uncertainties and assumptions, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission (SEC) and Canadian Securities Administrators, including our Form 20-F and Annual Information Form for the fiscal year ended February 28, 2002. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

                                  ImagicTV Inc.
                           Consolidated Balance Sheets
            [In thousands of U.S. dollars, except number of shares]

                                                                            May 31,       February 28,
                                                                            2002              2002
------------------------------------------------------------------------------------------------------
                                                                         [unaudited]

Assets
Current assets:
     Cash and cash equivalents                                          $       16,343   $      45,641
     Short-term investments                                                     26,902             359
     Accounts receivable, trade, net of allowance of nil                           275             448
          [February 28, 2002 - nil]
     Prepaid expenses, deposits and other receivables                              951             904
------------------------------------------------------------------------------------------------------

Total current assets                                                            44,471          47,352

Capital assets                                                                   2,044           2,133
------------------------------------------------------------------------------------------------------

Total assets                                                            $       46,515   $      49,485
======================================================================================================

   Liabilities and Shareholders' Equity
Current liabilities:

     Accounts payable                                                   $          700   $         667
     Accrued liabilities                                                         1,274           1,083
     Deferred revenue                                                              425             437
     Current portion of long-term debt                                              10               9
------------------------------------------------------------------------------------------------------

Total current liabilities                                                        2,409           2,196

Long-term debt                                                                   1,564           1,496
Shareholders' equity:
     Authorized:
        Unlimited common shares, no par value
        Unlimited preferred shares, no par value
     Issued and outstanding:
        24,678,063 common shares
          [February 28, 2002 - 24,669,336]                                      85,703          85,698
        Nil preferred                                                                -               -
     Deferred stock-based compensation                                            (351)           (393)
     Accumulated deficit                                                       (42,284)        (38,986)
     Cumulative currency translation adjustment                                   (526)           (526)
------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                      42,542          45,793
------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                              $       46,515   $      49,485
======================================================================================================

See accompanying notes to the consolidated financial statements

                                  ImagicTV Inc.
               Consolidated Statements of Operations (unaudited)
            [In thousands of U.S. dollars, except per share amounts]

                                                                             Three Months Ended
                                                                          May 31,            May 31,
                                                                           2002               2001
----------------------------------------------------------------------------------------------------

Revenues:
     License fees                                                      $          -    $         522
     Royalty fees                                                               491               82
     Services                                                                   233            1,046
----------------------------------------------------------------------------------------------------
Total revenues                                                                  724            1,650


Cost of revenues:
     Services                                                                   429              810
----------------------------------------------------------------------------------------------------
Total cost of revenues                                                          429              810

Gross profit                                                                    295              840

Operating expenses:
     Sales and marketing                                                      1,458            3,024
     Research and development                                                 1,458            2,251
     General and administrative                                                 946            1,545
----------------------------------------------------------------------------------------------------
Total operating expenses                                                      3,862            6,820

Loss from operations                                                         (3,567)          (5,980)

Interest income, net                                                            179              666
Foreign exchange gain                                                           144               15
----------------------------------------------------------------------------------------------------

Loss before provision for income taxes                                       (3,244)          (5,299)

Provision for income taxes                                                      (54)            (139)
----------------------------------------------------------------------------------------------------

Net loss for the period                                                $     (3,298)   $      (5,438)
====================================================================================================

Basic and diluted net loss per share                                   $      (0.13)   $       (0.22)
====================================================================================================

Weighted average number of shares used in
   computing basic and diluted net loss per
   share (000s)                                                              24,672           24,596

See accompanying notes to the consolidated financial statements

                                  ImagicTV Inc.
          Consolidated Statements of Shareholders' Equity (unaudited)
                         (In thousands of U.S. dollars)

                                                                 Deferred Stock-                 Cumulative
                                                                     Based                        Currency        Total
                                               Common Shares     Compensation on   Accumulated   Translation   Shareholders'
                                             Number    Amount     Stock Options      Deficit     Adjustment        Equity
----------------------------------------------------------------------------------------------------------------------------
Balances, February 28, 2001                  24,593  $  87,678   $       (2,670)   $   (20,282)  $      (526) .$     64,200
   Net loss                                       -          -                -         (5,438)            -         (5,438)
   Amortization of deferred
     stock-based compensation                     -          -              192              -             -            192
   Deferred stock-based compensation              -        (96)              96              -             -              -
   Issuance of shares for cash                    5        (70)               -              -             -            (70)
----------------------------------------------------------------------------------------------------------------------------

Balances, May 31, 2001                       24,598  $  87,512   $       (2,382)   $   (25,720)   $     (526)  $     58,884
============================================================================================================================


Balances, February 28, 2002                  24,669  $  85,698   $         (393)   $   (38,986)   $     (526)  $     45,793
   Net loss                                       -          -                -         (3,298)            -         (3,298)
   Amortization of deferred
     stock-based compensation                     -          -               42              -             -             42
   Issuance of shares for cash                    9          5                -              -             -              5
----------------------------------------------------------------------------------------------------------------------------

Balances, May 31, 2002                       24,678  $  85,703   $         (351)   $   (42,284)   $     (526)  $     42,542
============================================================================================================================

See accompanying notes to consolidated financial statements

                                  ImagicTV Inc.
               Consolidated Statements of Cash Flows (unaudited)
                         (In thousands of U.S. dollars)

                                                                               Three Months Ended
                                                                             May 31,           May 31,
                                                                             2002               2001
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                             $        (3,298)   $      (5,438)
   Items not involving cash:
     Depreciation and amortization                                                  500              436
     Stock-based compensation                                                        42              192
   Change in operating assets and liabilities:

     Accounts receivable, trade                                                     173            3,433
     Instalment receivables                                                           -              118
     Inventory                                                                        -               11
     Prepaid expenses, deposits, and other receivables                              (47)             154
     Accounts payable                                                                33             (637)
     Accrued liabilities                                                            191           (1,762)
     Deferred revenue                                                               (12)            (238)
--------------------------------------------------------------------------------------------------------

   Cash used in operating activities                                             (2,418)          (3,731)

Cash flows from investing activities:
   Purchases of capital assets                                                     (411)            (647)
   Sale (purchase) of short-term investments, net                               (26,543)          22,551
--------------------------------------------------------------------------------------------------------

   Cash from (used in) investing activities                                     (26,954)          21,904

Cash flows from financing activities:

   Issuance of common shares, net of share issue costs                                5              (70)
--------------------------------------------------------------------------------------------------------

   Cash from (used in) financing activities                                           5              (70)

Effect of foreign currency exchange adjustments                                      69              (15)
--------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                (29,298)          18,088

Cash and cash equivalents, beginning of period                                   45,641            1,332
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                $        16,343    $      19,420
========================================================================================================

Supplemental cash flow information:
   Cash paid for taxes                                                  $            28    $           -
   Cash received for interest                                           $           172    $         820

See accompanying notes to consolidated financial statements

                                 ImagicTV Inc.
            Notes to Consolidated Financial Statements (unaudited)

1.   Basis of presentation

     The accompanying financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

     The financial statements are stated in U.S. dollars. They have been prepared in accordance with Canadian generally accepted accounting principles, which, in all material respects, conform with U.S. generally accepted accounting principles. Unless otherwise noted, the interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. For further information, reference should be made to the audited annual consolidated financial statements as of and for the year ended February 28, 2002.

     The information furnished as at May 31, 2002 and for the three month periods ended May 31, 2002 and May 31, 2001 reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.

2.   Significant accounting policies

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in ImagicTV's audited annual consolidated financial statements for the year ended February 28, 2002, except for the following:

     Stock-based compensation and other stock-based payments

     Effective March 1, 2002, ImagicTV adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments," which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The requirements of the new standard are consistent with ImagicTV's accounting policies for these types of transactions as disclosed in ImagicTV's audited annual consolidated financial statements and therefore do not require any adjustment be made. The new section also requires ImagicTV to select an accounting methodology for the accounting for stock-based awards, other than a direct award of stock, granted to employees. ImagicTV's existing accounting policy, as disclosed in the audited annual consolidated financial statements, is the application of the intrinsic method for accounting for employee stock-based awards and is an acceptable methodology under the new handbook section and therefore requires no adjustment. Section 3870 also requires additional disclosures including pro forma earnings and pro forma earnings per share, which are provided in note 5.

                                 ImagicTV Inc.
      Notes to Consolidated Financial Statements (unaudited) - Continued

3.   Segmented information

     ImagicTV operates in a single reportable operating segment, that is to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the licensing of software and providing of related services. As at May 31, 2002, substantially all assets related to ImagicTV's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands of U.S. dollars):

-------------------------------------------------------------------------------------------
                                                            Three months ended
-------------------------------------------------------------------------------------------
                                                     May 31, 2002              May 31, 2001
-------------------------------------------------------------------------------------------
      Revenues by geographic location:
          Canada                                           $ 547                $   652
          Europe                                             162                    193
          United States                                       15                    762
          Asia                                                 -                     43
-------------------------------------------------------------------------------------------
     Total                                                $  724                $ 1,650
-------------------------------------------------------------------------------------------

4.   Related Party Transactions

     ImagicTV transacts with certain shareholders or their affiliates who own in excess of 10% of the outstanding shares of ImagicTV. These transactions were in the normal course of operations and were recorded at the exchange amount. The following table summarizes the related party transactions and balances (in thousands of U.S. dollars):

------------------------------------------------------------------------------------
                                                          Three months ended
------------------------------------------------------------------------------------
                                                May 31, 2002           May 31, 2001
------------------------------------------------------------------------------------
     Revenues:
          Services                                  $   83                 $   15
          Operating expenses:                          131                    321
-----------------------------------------------------------------------------------------------
                                                                      As at
-----------------------------------------------------------------------------------------------
                                                           May 31, 2002      February 28, 2002
-----------------------------------------------------------------------------------------------
     Related party balances:
          Accounts receivable, trade                           $    -                  $ 143
          Accounts payable and accrued liabilities                256                    290
          Deferred revenues                                       125                    219


                                 ImagicTV Inc.
      Notes to Consolidated Financial Statements (unaudited) - Continued

5.   Stock options

     A summary of the status of ImagicTV's options as of May 31, 2002 is as follows:

     --------------------------------------------------------------------------------------------
                                                     Weighted Average
             Range of                              Remaining Contractual       Number of Options
         Exercise Prices       Number of Options       Life (Years)               Exercisable
     --------------------------------------------------------------------------------------------
          $ 0.56 - $ 0.65            547,348               3.14                      466,789

          $ 0.76 - $ 0.99          1,102,119               3.04                      444,513

          $ 1.12 - $ 2.93          1,137,323               5.09                      483,408

          $ 7.36 - $ 11.17           201,988               5.43                       50,507
     ------------------------------------------------------------------------------------------
                                   2,988,778               4.84                   1,445,217
     ------------------------------------------------------------------------------------------


     In addition to the disclosures relating to ImagicTV's outstanding stock options presented in note 5 (c) of the audited annual consolidated financial statements, the new Canadian standard as described in note 2 requires the disclosure of pro forma net earnings and earnings per share information as if ImagicTV had accounted for employee stock options under the fair value method. ImagicTV has elected to disclose pro forma net loss and pro forma net loss per share as if ImagicTV had accounted for its stock options issued from inception under the fair value method. A summary of the pro forma disclosure and the impact on the consolidated statement of operations is presented in the table below.

     --------------------------------------------------------------------------------------------------------------
                                                                                          Three Months Ended May
                                                                                                 31, 2002
     --------------------------------------------------------------------------------------------------------------
     Net loss                                                                                   $ (3,298)
     Compensation expense related to the fair
          value of stock options                                                                     (65)
     --------------------------------------------------------------------------------------------------------------
     Pro forma net loss                                                                         $ (3,363)
     --------------------------------------------------------------------------------------------------------------
     Pro forma net loss per share                                                               $  (0.14)
     --------------------------------------------------------------------------------------------------------------

     The fair value of each option granted in the period ended May 31, 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 130%, risk-free rate of return of 2.5%, and expected terms equal to the option vesting period.

     ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued in the three months ended May 31, 2002 was $0.73.